CITIUS ONCOLOGY, INC.

11 Commerce Drive, First Floor

Cranford, NJ 07016

July 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	Acceleration Request Citius Oncology, Inc. Registration Statement on Form S-1 Filed July 14, 2025, as amended on July 14, 2025 File No. 333-288656

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Oncology, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, July 15, 2025 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Alexander M. Donaldson, Jonathan Greene, Andrew Gibbons, Nicholas Massey and/or Christopher P. Agoranos of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Alexander M. Donaldson or Nicholas Massey at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Donaldson via email at adonaldson@wyrick.com and Mr. Massey via email at nmassey@wyrick.com.

Very truly yours,

CITIUS ONCOLOGY, INC.

By:	/s/ Leonard Mazur
Leonard Mazur
Chairman and Chief Executive Officer

cc: Alexander M. Donaldson, Wyrick Robbins Yates & Ponton LLP